

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 1, 2010

Mario A. Rivas
President and Chief Executive Officer
Anadigics, Inc.
141 Mt. Bethel Road
Warren, NJ 07059

     Re: **Anadigics, Inc.**
               Form 10-K for the fiscal year ended December 31, 2009
               Filed March 12, 2010
               File No. 000-25662

Dear Mr. Rivas:

     We have reviewed your letter dated October 21, 2010 regarding the above filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Components of Compensation

1.   Your response to prior comment 2 continues to indicate that you will disclose historical target goals only when those goals have already been publicly disclosed. However, it continues to be unclear why you believe competitive harm is likely to result by disclosing historical target goals that have not been publicly disclosed. Therefore, we reissue the comment.

     As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Gabriel Eckstein at (202) 551-3286 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 if you have any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Stephen A. Greene
        Cahill Gordon & Reindel LLP